Snow Park Calls on Front Yard's Board to Return Capital to Stockholders via an Orderly Liquidation

Letter Issued by Snow Park Makes Clear That the Market for Rental Home Sales Remains Strong, Even as Front Yard Refuses the Most Logical Path to Returning Capital to Stockholders at Net Asset Value

Despite the Message Sent by Snow Park Last Year Regarding Front Yard's Bloated G&A Structure, Board Fees and Expenses Inexplicably Grew Along With G&A

Will Consider Nominating Director Candidates in 2021 if the Board Does Not Take the Proper Action to Protect and Enhance Stockholder Value

Intends to Vote <u>WITHHOLD</u> on George Ellison's Close Associates: Chair Rochelle Dobbs and Director George McDowell

NEW YORK – (BUSINESS WIRE) – JUNE 18, 2020 – Snow Park Capital Partners, LP (together with its affiliates, "Snow Park") today issued the below open letter to the Board of Directors of Front Yard Residential Corporation (NYSE: RESI) ("Front Yard" or the "Company"). In addition, Snow Park released a short presentation entitled "Front Yard's Unaddressed Failings" that can be viewed and downloaded at www.SnowParkCap.com.

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June 18, 2020

Front Yard Residential Corporation
c/o Altisource Asset Management Corporation
5100 Tamarind Reef
Christiansted, VI 00820
Attn: Board of Directors

Ladies and Gentlemen,

Last spring, Snow Park Capital Partners, LP (together with its affiliates, "Snow Park" or "we") invested a considerable amount of energy, resources and time in a campaign to refresh the Board of Directors (the "Board") of Front Yard Residential Corporation ("Front Yard" or the "Company"). We were encouraged when two of our director nominees joined the Board in May 2019 and the Company underwent a strategic review, leading to Amherst Residential's $2.3 billion acquisition offer. Sadly, it appears we underestimated the extent to which insiders would revert to their old habits over the course of just a year's time.

We feel the need to speak out now that the Board – which has presided over years of value destruction, and more recently, a failed sales process – is asking stockholders to sit by idly as Front Yard's executive management team is once again rewarded with millions of dollars in stock and other compensation as soon as August despite its failures, which notably include cutting the dividend to zero.

As a reminder from our campaign last year, the Board and management team have delivered a -47% return since 2015, destroying more than $700 million in market value. Over the same period, insiders at Front Yard generously awarded themselves with nearly $18 million in compensation at the expense of stockholders. This came **on top of** the advisory fees that the Company has paid to its external manager, Altisource Asset Management Corporation ("AAMC"). Unfortunately, the Board cannot outrun its dismal track record and the following facts:

- From January 2015 through May 2020, the average total stockholder returns ("TSR") of the 14 listed companies within Front Yard's peer group was 28%. **Front Yard has tremendously underperformed its peers by delivering -47% returns over the same timeframe**.[1]

- In 2019 alone, the compensation of the Board and management team approached **1.4% of the Company's total equity market value whereas peers in the single-family residential space were under 15 basis points**.[2]

- **Front Yard's General & Administrative ("G&A") expenses have neared 7% of the Company's total equity market value**, which is an unsustainable and unjustifiable level.[3] The Company's single-family rental peers have G&A loads amounting to around 50 basis points of their equity market value while delivering TSR of 45% over the past five years.[4] Stunningly, Front Yard's G&A load actually increased substantially over the past year.[5]

- To cap it all off, stockholders saw their dividend eliminated over the past 12 months as Front Yard's aggregate Board compensation increased by more than 40% on a year-over-year basis.[6]

We urge the Board to divert from its value-destructive path and pivot to returning capital to long-suffering stockholders via an orderly liquidation of Front Yard's portfolio. We do not see how a reasonable investor could conclude that any other strategy will produce comparable near-term value, particularly if the same management team, incumbent directors and cost structure remain in place. Pivoting to such a plan can be a gateway to a full sale of the Company should buyers emerge, but in any case, it will finally offer stockholders a concrete roadmap to realizing Front Yard's Net Asset Value – something that it has never delivered. We are optimistic that an orderly liquidation can yield greater value than the $12.50 per share stockholders would have received as part of the acquisition by Amherst Residential. Further, we believe the removal of Chief Executive Officer George Ellison, who was just recently placed on indefinite leave at AAMC following stockholder allegations, would only accelerate the mitigation of conflicts in the boardroom and support efforts to enhance value.[7]

The status quo is inexcusable, and we intend to express our disapproval by voting **WITHHOLD** at the upcoming Annual Meeting of Stockholders with respect to the election of Rochelle Dobbs and George McDowell. We also plan to vote **AGAINST** Front Yard's executive compensation advisory proposal.

Snow Park is prepared to nominate a slate of director candidates at Front Yard next year if the necessary changes are not made this year.

Sincerely,
Jeffrey Pierce

<center>***</center>

About Snow Park

Snow Park Capital Partners, LP is a privately-held investment manager that specializes in investing in publicly-traded real estate securities across the capital structure. Based in New York City and founded by

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[1] Front Yard's peers taken from its 2020 Proxy Statement, including AAT, AMH, BRT, DX, HASI, INVH, IRET, IRT, LADR, RWT, STAR, STOR, UMH, and WRE. TSR calculated from January 2, 2015 through May 29, 2020 using Bloomberg data, which assumes dividends reinvested in stock.

[2] Bloomberg and Company's 2020 Proxy Statement. Total equity market value as of May 29, 2020 was $406 million. Peers include INVH and AMH, where total executive team and board compensation made up 10bps and 14bps of market cap respectively.

[3] Company filings. G&A expense calculated using Front Yard's trailing twelve month G&A expense, $27.7 million.

[4] Bloomberg and Company filings. Citing direct peers within SFR space, AMH and INVH.

[5] Company filings. Front Yard's Q1 2020 G&A expense was more than $7.5 million, up more than 30% compared to the first quarter of 2019's reported G&A expense of $5.8 million.

[6] Company's 2019 and 2020 Proxy Filings.

[7] 8-K filed by AAMC on June 9, 2020 (link).

Jeffrey Pierce, the firm focuses on producing strong risk-adjusted returns for a diverse investor base of public institutions, private entities and qualified individual clients.

<u>Contacts</u>

For Media:

Profile
Greg Marose / Charlotte Kiaie, 347-343-2999
gmarose@profileadvisors.com / ckiaie@profileadvisors.com

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934, as amended. This is not a solicitation of authority to vote your proxy. Snow Park Capital Partners, LP ("Snow Park") is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Snow Park.

PLEASE NOTE: Snow Park is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

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Renew RESI

Front Yard's Unaddressed Failings

June 2020



SNOW PARK
CAPITAL
PARTNERS

DISCLAIMER

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This presentation is not an offer to sell or the solicitation of an offer to buy interests in a fund or investment vehicle managed by Snow Park Capital Partners, LP or any other participant in its solicitation (collectively, "Snow Park") and is being provided to you for informational purposes only. The views expressed herein represent the opinions of Snow Park, and are based on publicly available information with respect to Front Yard Residential Corporation ("Front Yard," "RESI" or the "Company"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the Company with the Securities and Exchange Commission ("SEC"), and other sources.

Snow Park has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among Snow Park and any third party or parties by virtue of furnishing this presentation.

Except for the historical information contained herein, the matters addressed in this presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements.

Snow Park shall not be responsible or have any liability for any misinformation contained in any third party SEC filing or third party report relied upon in good faith by Snow Park that is incorporated into this presentation. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and pro forma information set forth herein are based on assumptions which Snow Park believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of Front Yard will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

Snow Park reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Snow Park disclaims any obligation to update the information contained herein.

All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and Snow Park's use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.

Source: Snow Park Capital Partners, LP.



INDEFENSIBLE LONG-TERM UNDERPERFORMANCE PERSISTS

Front Yard's legacy of abysmal performance relative to its peers and the market persisted throughout 2019 and into 2020



TOTAL RETURN: RESI VS. PEERS AND RMZ INDEX
200%
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
Jan-15
Apr-15
Jul-15
Oct-15
Jan-16
Apr-16
Jul-16
Oct-16
Jan-17
Apr-17
Jul-17
Oct-17
Jan-18
Apr-18
Jul-18
Oct-18
Jan-19
Apr-19
Jul-19
Oct-19
Jan-20
Apr-20
153%
140%
110%
53%
AMH
RESI
INVH
RMZ

How can George Ellison and the incumbent Board of Directors expect stockholders to give them more time to enhance value with results like this?

Note: Performance calculated as of close on May 29, 2020. Peers referenced herein are American Homes 4 Rent ("AMH") and Invitation Homes Inc. ("INVH"), both of which were included in the peer group the Company identified in its 2020 definitive proxy statement. Invitation Homes launched its IPO on 1/31/2017.
Source: Bloomberg.

SNOW PARK CAPITAL PARTNERS

LINGERING STRUCTURAL ISSUES

Front Yard's reckless leverage-fueled acquisition spree has eroded the balance sheet and resulted in diminishing Net Asset Value – yet no corrective action has taken hold



Source: Front Yard's earnings call transcripts from May 2016 through May 2020. NAV per share of $12.50 reflects the agreed upon acquisition price with Amherst Residential LLC.

FRONT YARD'S EXPENSES REMAIN OUTSIZED RELATIVE TO PEERS

Front Yard's incumbent directors have permitted the Company's General & Administrative expenses to remain at unjustifiably high levels that far exceed more profitable peers

G&A is Still Unreasonably High Despite "Transformative" Efforts





Sources: Bloomberg; the companies' 2019 10-K filings and Front Yard's 10-Q filed with the SEC on May 11, 2020.

EXEC COMP IS STILL EXCESSIVE DESPITE CHRONIC VALUE EROSION

While insiders have made nearly $18 million since 2015, stockholders have cumulatively lost more than $700 million in value



DECLINING SHAREHOLDER VALUE VS. RESI CUMULATIVE COMPENSATION

Sources: Front Yard's proxy statements; Bloomberg.

THE BOARD OF DIRECTORS HAS FAILED TO ADDRESS SIGNIFICANT CONFLICTS OF INTEREST

In addition to continuing to reward Mr. Ellison with excessive compensation, the incumbent directors have perpetuated a value-destructive culture of cronyism at Front Yard







Mr. Ellison supported the appointments of Rochelle Dobbs and George McDowell – Mr. Ellison's former Bank of America colleagues – as "independent" directors

Mr. Ellison has served as Chief Executive Officer at both Front Yard and Altisource Asset Management Corp. while also sitting on both boards

Mr. Ellison held leadership roles at both companies at the time the destructive external management agreement was negotiated

Source: Front Yard's definitive proxy statement filed on April 12, 2019.



CONTACT:

INFO@SNOWPARKCAP.COM